82-2142

02055280

invensys

BTRsec/RLS Admin/Letters/2002/0523

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

SUPPL

27 September 2002

SEC MAIL PROCESSING RECEIVED OCT 07 2002 WASH. D.C. 180 SECTION

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed 3 announcements concerning notification of interests of Directors and connected persons.

Yours faithfully,

Rachel Spencer
Deputy Secretary
Invensys plc
Tel: 0207 821 3749
Fax: 0207 821 3884
Email: rachel.spencer@invensys.com

PROCESSED
OCT 23 2002
THOMSON FINANCIAL

dlw 10/9

Copy to: Mr. B. Mangino

SEC No 82 - 2142

"emailalert@hemscott.co.uk" <emailalert

26/09/2002 18:51

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Director Shareholding

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

RNS Number:7333B
Invensys PLC
26 September 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
Invensys plc

2. Name of director
Mr Rolf Borjesson

3. Please state whether notification indicates that it is in respect of holding
of the shareholder named in 2 above or in respect of a non-beneficial interest
or in the case of an individual holder if it is a holding of that person's
spouse or children under the age of 18 or in respect of a non-beneficial interest
Director

4. Name of the registered holder(s) and, if more than one holder, the number of
shares held by each of them (if notified)
Roy Nominees Limited

5. Please state whether notification relates to a person(s) connected with the
director named in 2 above and identify the connected person(s)
No

6. Please state the nature of the transaction. For PEP transactions please
indicate whether general/single co PEP and if discretionary/non discretionary
Acquisition of shares under the Company's Dividend Reinvestment Plan

7. Number of shares / amount of stock acquired
Total of 1,571 acquired comprising:

1) 208 (September 2002)

2) 143 (March 2002)

3) 1,053 (September 2001)

4) 167 (September 2000)

8. Percentage of issued class
0.000045%

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security
Ordinary shares 25p

12. Price per share

1) £0.775

2) £1.1186

3) £0.741

4) £1.5367

13. Date of transaction
1) 26 September 2002

2) 5 March 2002

3) 14 September 2001

4) 15 September 2000

14. Date company informed
26 September 2002

15. Total holding following this notification
16,571

16. Total percentage holding of issued class following this notification
0.00047%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be
fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries
Victoria Scarth, Senior Vice President, Corporate Marketing & Communications 020 7821 3712

25. Name and signature of authorised company official responsible for making this notification
Emma Sullivan, Assistant Secretary

Date of Notification
26 September 2002

SEC No 82 - 2142

"emailalert@hemscott.co.uk" <emailalert

26/09/2002 18:51

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Director Shareholding

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

RNS Number:7332B
Invensys PLC
26 September 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
Invensys plc

2. Name of director
Sir Philip Beck

3. Please state whether notification indicates that it is in respect of holding
of the shareholder named in 2 above or in respect of a non-beneficial interest
or in the case of an individual holder if it is a holding of that person's
spouse or children under the age of 18 or in respect of a non-beneficial interest
Director

4. Name of the registered holder(s) and, if more than one holder, the number of
shares held by each of them (if notified)
Nortrust Nominees Limited

5. Please state whether notification relates to a person(s) connected with the
director named in 2 above and identify the connected person(s)
Relates to shares held by both Sir Philip Beck and his spouse, Lady Beck

6. Please state the nature of the transaction. For PEP transactions please
indicate whether general/single co PEP and if discretionary/non discretionary
Acquisition of shares under the Company's Dividend Reinvestment Plan

7. Number of shares / amount of stock acquired
Total of 4,457 acquired comprising:

1) 664 (September 2002)

2) 445 (March 2002)

3) 3,348 (September 2001)

8. Percentage of issued class
0.000127%

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security
Ordinary shares 25p

12. Price per share
1) £0.775

2) £1.1186

3) £0.741

13. Date of transaction
1) 26 September 2002

2) 5 March 2002

3) 14 September 2001

14. Date company informed
26 September 2002

15. Total holding following this notification
52,653

16. Total percentage holding of issued class following this notification
0.0015%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be
fixed at time of exercise

22. Total number of shares or debentures over which options held following this
notification

23. Any additional information

24. Name of contact and telephone number for queries
Victoria Scarth, Senior Vice President, Corporate Marketing & Communications 020 7821 3712

25. Name and signature of authorised company official responsible for making
this notification
Emma Sullivan, Assistant Secretary

Date of Notification
26 September 2002

END
RDSSEWFAMSESEFU

"emailalert@hemscott.co.uk" <emailalert
26/09/2002 18:29

To: "venetia.brown@invensys:com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Director Shareholding

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

RNS Number:7326B
Invensys PLC
26 September 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Invensys plc

2) Name of director

Lord Marshall

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Lord Marshall

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

No

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition of shares under the Company's Dividend Reinvestment Plan.

7) Number of shares/amount of stock acquired

298

8) Percentage of issued class

0.000008514%

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

Ordinary shares of 25p each

12) Price per share

77.50p

13) Date of transaction

26 September 2002

14) Date company informed

26 September 2002

15) Total holding following this notification

73,621

16) Total percentage holding of issued class following this notification

0.0021035%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

-

18) Period during which or date on which exercisable

-

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number

-

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

-

22) Total number of shares or debentures over which options held following this notification

-

23) Any additional information

24) Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Corporate Marketing & Communications 020 7821 3712.

25) Name of Company official responsible for making notification:

Emma Sullivan, Assistant Secretary

END

BTRsec/RLS Admin/Letters/2002/0524

invensys

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

30 September 2002

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed an announcement concerning the sale of Rexnord and Trading Update.

Yours faithfully,

Rachel Spencer
Deputy Secretary
Invensys plc
Tel: 0207 821 3749
Fax: 0207 821 3884
Email: rachel.spencer@invensys.com

Copy to: Mr. B. Mangino

SEC No 82 - 2142

"emailalert@hemscott.co.uk" <emailalert
30/09/2002 07:34

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Disposal Rexnord and Trading Update

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

announcement

30 September 2002

Invensys sells Rexnord for $880 million
and gives Trading Update

Invensys plc, the international production technology and energy management Group, announces that it has agreed to sell its Rexnord business1 to The Carlyle Group, a US based private equity firm, for a gross consideration of US$913 million, less $33 million in respect of working capital, giving net proceeds of $880 million. The sale proceeds will be used by Invensys to continue to reduce its level of indebtedness.

Rexnord is a leading global supplier of power transmission components, conveying equipment, bearings, chains, couplings, drives, motor brakes and idlers for industries worldwide. For the twelve months ended March 31, 2002, the business generated revenues of US$724 million and operating profit of US$104 million.
Net assets which are the subject of the transaction are approximately US$410 million.
Goodwill written off to reserves, relating to the businesses being sold, amounts to approximately US$860 million.

The impact on Group shareholders' funds will be an increase of approximately $470 million.

The sale of Rexnord is consistent with Invensys' previously stated objectives to divest non-core assets as part of its overall plan to improve capital strength and increase strategic focus.
The transaction is expected to complete by the end of November 2002 and is subject to customary regulatory approvals and the completion of financing by The Carlyle Group.

Rick Haythornthwaite, CEO of Invensys, said:

"This net price of around £575 million for Rexnord takes our total proceeds for the disposal group to our target of £1.5 billion with two businesses still to sell. The remaining businesses, Invensys Drives and Fasco Motors, have total

sales over £350million and the disposals
are in progress and in line with
timetable.

We are delighted at the speed with
which we have reached this target, and will
continue to focus on completing the
remaining disposals and realising the best
possible value for our shareholders."

Trading
Update

Trading through the first few weeks of September, traditionally one of our strongest trading months, indicates that our trading performance should meet market expectations - a market range of between £207 million and £238 million for operating profit before exceptionals and goodwill amortisation. The continuing weakness of the U.S Dollar through September will affect the translation of our largest profit region into £ sterling for our reported results. This is expected to bring our performance towards the lower end of market expectations.

As noted in our Trading Update at the end of July, the economic environment continues to be fragile. The US commercial building market and IT services market have continued to track downward and the Telecoms market remains weak. In other areas we have experienced declines in line with current market trends. The businesses we identified as improving, which included certain of our consumer-driven and industrial businesses, together with Rail Systems and Power Components, still show signs of greater activity.

Our change management programme and our major performance initiatives for customer development, services, project management and lean supply chain are well underway with over £20 million costs charged to operating profit before exceptionals in the first six months relating to these areas. Initial signs of improvement are being seen in the areas we are targeting, but the real benefits are not expected until the second half.

Other areas such as interest, restructuring, amortisation and tax rate are in line with market expectations, and the company is expected to comfortably exceed its banking covenant at the half year.

The company will announce its Interim Results during November 2002.

Contact:

Invensys plc

Victoria
Scarth/Duncan Bonfield +44 (0) 20 7821 3529

Brunswick
Simon Holberton/Ben Brewerton
+44 (0) 20 7404 5959

About Rexnord

Rexnord is headquartered in Milwaukee, Wisconsin and has over 5,000 employees located at more than 30 manufacturing facilities worldwide. Rexnord products are sold around the world by over 200 direct sales representatives through a network of multiple service centres and warehouses backed by hundreds of independent stocking distributors.

About Invensys plc

Invensys plc is a global leader in production technology and energy management. The group helps customers improve their performance and profitability using innovative services and technologies and a deep understanding of their industries and applications.

Invensys Production Management works closely with customers in order to drive up performance of their production assets, maximize their return on investments in production technologies and remove cost and cash from their whole supply chain. The division includes APV, Avantis, Baan, Eurotherm, Foxboro, SIMSCI/ Esscor, Triconex and Wonderware. These businesses address process and batch industries -- including oil, gas and chemicals, food, beverage and personal health care -- and the discrete and hybrid manufacturing sectors.

Invensys Energy Management works with clients involved in the supply, measurement and consumption of energy and water, to reduce costs and waste and improve the efficiency, reliability and security of power supply. The division includes Energy Management Solutions, Appliance Controls, Climate Controls, Global Services, Metering Systems, Powerware and Home Control Systems. These businesses focus on markets connected with power and energy infrastructure for industrial, commercial and residential buildings.

The company also serves the specialised rail, wind-power and electronic manufacturing (power components) markets through Invensys Rail Systems, Hansen Transmissions and Lambda, respectively,

in its development division.

Invensys operates in more than 80 countries, with
its headquarters in London.

For more information, visit www.invensys.com.

About
The Carlyle Group

The Carlyle Group is a global private equity firm with more than $13.5 billion under management. Carlyle generates extraordinary returns for its investors by employing a conservative, proven, and disciplined approach. Carlyle invests in buyouts, real estate, high yield, and venture in the United States, Europe, Japan, and Asia, focusing on aerospace and defense, consumer, industrial, energy, healthcare, technology, and telecommunications and media. Since 1987, the firm has invested $6.8 billion and achieved a realized internal rate of return of 36 percent. The Carlyle Group employs 491 people in 21 offices in 11 countries.

FORWARD
LOOKING INFORMATION

This release contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results.

1In
order to comply with the relevant French legal requirements, no binding agreement has been entered into in relation to including the sale of the Rexnord French business (Brook Hansen SA) in the transaction, and no such agreement will exist until and unless the information/consultation process of the council of workers has been complied with in accordance with French law.

END